Exhibit (d)(3)

Execution Copy

TENDER AND VOTING AGREEMENT

This Tender and Voting Agreement, dated as of February 4, 2003 (this “Agreement”), is made by and among SUNGARD DATA SYSTEMS INC., a Delaware corporation (“Parent”), LAKE ACQUISITION CORP. INC., a Florida corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”) and TYLER TECHNOLOGIES, INC., a Delaware corporation (“Shareholder”), a shareholder of Lake, a Florida corporation (the “Company”).

WITNESSETH:

WHEREAS Parent, Acquisition Sub and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, the “Merger Agreement”; capitalized terms used and not otherwise defined in this Agreement have the respective meanings ascribed to such terms in the Merger Agreement), pursuant to which (i) Acquisition Sub shall commence a cash tender offer (as such tender offer may hereafter be amended from time to time in accordance with the Merger Agreement, the “Offer”) to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Common Stock”) in exchange for $7.00 per share in cash (the “Offer Price”) in accordance with and subject to the terms and conditions of the Merger Agreement and the Offer; and (ii) following consummation of the Offer, Acquisition Sub shall merge with and into the Company (the “Merger”);

WHEREAS, Shareholder is the record or beneficial owner of 5,618,952 shares of Common Stock (all such shares of Common Stock and any shares of Common Stock hereafter acquired by such Shareholder, the “Shares”); and

WHEREAS, Shareholder desires to participate in the Offer by tendering the Shares pursuant to the terms and conditions of the Offer Documents and this Agreement in exchange for its receipt of the Offer Price for each of its Shares.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

TENDER OF SHARES

SECTION 1.01  Tender of Shares.    The Shareholder hereby agrees, from and after the date hereof and until the earlier of (x) the acceptance of Shareholder’s Shares on the Offer Closing Date, (y) the Effective Time or (z) the termination of the Merger Agreement pursuant to its terms (such earlier date, the “Termination Date”) to promptly (and, in any event, not later than five (5) business days after commencement of the Offer) tender or cause to be tendered into the Offer, pursuant to and in accordance with the terms of the Offer, and not withdraw or cause to be withdrawn (except following the termination of the Offer in accordance with its terms), all of Shareholder’s Shares. The Shareholder acknowledges and agrees that Acquisition Sub’s obligation to accept for payment shares of Common Stock in the Offer, including any Shares tendered by the Shareholder, is subject to the terms and conditions of the Merger Agreement and the Offer.

ARTICLE II

VOTING AGREEMENT

SECTION 2.01  Voting Agreement.    Shareholder hereby agrees that, from and after the date hereof and until the Termination Date: (a) at any meeting of the shareholders of the Company, however called, it will cause the Shares Shareholder beneficially owns to be counted as present (or absent if requested by Parent or Acquisition Sub) thereat for purposes of establishing a quorum and (b) at any meeting of the shareholders of the Company, however called, and in any action by consent of the shareholders of the Company, Shareholder shall vote (or cause to be voted) all of Shareholder’s Shares (i) in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement (but only if the Offer Documents and Merger Agreement are not amended so as to reduce the Offer Price except for adjustments made as contemplated by Section 6.05(a) of this Agreement) and this Agreement and otherwise in such manner as may be necessary to consummate the Merger at the Offer Price; (ii) against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of Shareholder contained in this Agreement; and (iii) against any action, agreement, transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any Acquisition Proposal) that could reasonably be expected, to impede, interfere, delay, discourage or adversely affect the the Offer, the Merger or this Agreement. Any vote by Shareholder that is not in accordance with this Section 2.01 shall be considered null and void. The parties acknowledge and agree that the Shareholder does not have voting rights with respect to the Shares under the Florida Business Corporation Act (“FBCA”) and that the provisions of this Section shall only be applicable if, and to the extent that, a court of competent jurisdiction determines that the Shareholder has voting rights with respect to the Shares.

SECTION 2.02  Irrevocable Proxy.    Pursuant to Section 607.0722 of the Florida Business Corporation Act, Shareholder hereby irrevocably constitutes and appoints Parent, Lawrence A. Gross and Richard C. Tarbox (collectively, “Proxy Agents”) from and after the date hereof and until the Termination Date (at which point such constitution and appointment shall automatically be revoked) as Shareholder’s attorney, agent and proxy (such constitution and appointment, the “Irrevocable Proxy”), with full power of substitution, to vote and otherwise act with respect to all Shareholder’s Shares at any meeting of the shareholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting), however called, and in any action by written consent of the shareholders of the Company, on the matters and in the manner specified in Section 2.01. Without limiting the foregoing, in any such vote or other action pursuant to such proxy, neither Parent nor any other person listed in the immediately preceding sentence shall in any event have the right (and such proxy shall not confer the right) to vote against the Merger or to vote to reduce the Offer Price. THIS PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE AND COUPLED WITH AN INTEREST AND, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, SHALL BE VALID AND BINDING ON ANY PERSON TO WHOM SHAREHOLDER MAY TRANSFER ANY OF ITS SHARES IN BREACH OF THIS AGREEMENT. THIS PROXY AND POWER OF ATTORNEY SHALL BE VALID DURING THE TERM OF THIS AGREEMENT, REGARDLESS OF WHETHER SUCH TERM EXCEEDS ELEVEN (11) MONTHS. Shareholder hereby revokes all other proxies and powers of attorney with respect to all Shareholder’s Shares that may have heretofore been appointed or granted, and no subsequent proxy or power of attorney shall be given (and if given, shall not be effective) by Shareholder with respect to Shareholder’s Shares. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of Shareholder and any obligation of Shareholder under this Agreement shall be binding upon the heirs, personal representatives, successors and assigns of Shareholder. The parties acknowledge and agree that the Shareholder does not have voting rights with respect to the Shares under the FBCA and that the provisions of this Section shall only be applicable if, and to the extent that, Proxy Agents have voting rights with respect to the Shares under the FBCA.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Shareholder hereby represents and warrants to Parent and to Acquisition Sub as follows:

SECTION 3.01  Organization and Authority of the Shareholder.    Shareholder is a corporation duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Shareholder and the performance by Shareholder of Shareholder’s obligations hereunder have been duly authorized by all requisite action on the part of Shareholder. This Agreement has been duly and validly executed and delivered by Shareholder and (assuming due authorization, execution and delivery by Parent and Acquisition Sub) this Agreement constitutes a legal, valid and binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, except as limited by bankruptcy, insolvency and other similar Laws or equitable principles (but not those concerning fraudulent conveyance) generally affecting creditors’ rights and remedies.

SECTION 3.02  No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by Shareholder does not, and the performance of this Agreement by Shareholder will not, (i) conflict with or violate any agreement to which Shareholder is a party, any trust agreement or any equivalent organizational documents, as the case may be, of Shareholder, (ii) conflict with or violate any Law applicable to Shareholder or by which any property or asset of Shareholder is bound or affected or (iii) result in any breach of, or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any Shares (other than pursuant to this Agreement) pursuant to, any note, bond, mortgage, indenture, pledge, contract, agreement, lease, license, permit, franchise or other instrument or obligation of Shareholder, except, with respect to clauses (i), (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences that would not prevent or materially delay the ability of Shareholder to carry out Shareholder’s obligations under this Agreement.

(b)    The execution and delivery of this Agreement by Shareholder does not, and the performance of this Agreement by Shareholder will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Body, except (i) for applicable requirements, if any, of the Exchange Act and state securities or “blue sky” laws, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the ability of Shareholder to carry out Shareholder’s obligations under this Agreement.

SECTION 3.03  Ownership of Shares.    As of the date hereof, Shareholder is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act, which meaning will apply for all purposes of this Agreement) of, and has good, valid and marketable title to, the number of Shares set forth on the first page of this Agreement. Such Shares are all the securities (as defined in Section 3(a)(10) of the Exchange Act, which definition will apply for all purposes of this Agreement) of the Company owned, either of record or beneficially, by Shareholder as of the date hereof and Shareholder does not have any option or other right (including, without limitation, any Company Option) to acquire any other securities of the Company. The Shares owned by Shareholder are owned free and clear of all Encumbrances, other than (a) any Encumbrances created by this Agreement, (b) the first secured lien held by Bank of Texas, N.A. under Shareholder’s existing senior secured credit facility, which lien will be released by Bank of Texas, N.A. prior to Shareholder’s tender of the Shares in the Offer and (c) except that Shareholder does not have voting rights with respect to the Shares. Except as provided in this Agreement, Shareholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares owned by Shareholder.

SECTION 3.04  No Finder’s Fees.    No broker, finder, investment banker or financial advisor is entitled to any brokerage, finder’s, financial advisor’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Merger Agreement based upon arrangements made by or on behalf of Shareholder that is or will be payable by Parent, Acquisition Sub, the Company or any of their respective Subsidiaries.

SECTION 3.05  Absence of Litigation.    As of the date of this Agreement, there is no litigation, suit, claim, action, proceeding or investigation pending or, to the knowledge of the Shareholder, threatened against Shareholder, or any property or asset of Shareholder, before any Governmental Body that seeks to delay or prevent the consummation of the transactions contemplated by this Agreement or the Merger Agreement.

ARTICLE IV

COVENANTS OF THE SHAREHOLDER

Shareholder hereby agrees, from and after the date hereof and until the Termination Date, as follows:

SECTION 4.01  No Disposition or Encumbrance of Shares.    Shareholder hereby agrees that, except as contemplated by this Agreement, Shareholder shall not (i) sell, transfer, tender (except into the Offer), pledge, assign, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, grant a proxy or power of attorney with respect to (other than the Irrevocable Proxy), deposit into any voting trust, enter into any voting agreement, or create or permit to exist any Encumbrances of any nature whatsoever (other than pursuant to this Agreement) with respect to, any of Shareholder’s Shares (or agree or consent to, or offer to do, any of the foregoing), or (ii) take any action that would make any representation or warranty of Shareholder herein untrue or incorrect or have the effect of preventing, delaying or disabling Shareholder from performing Shareholder’s obligations hereunder.

SECTION 4.02  No Solicitation of Transactions.    Shareholder shall not, directly or indirectly, through any Representative, or otherwise, (i) solicit, initiate, facilitate or encourage, directly or indirectly, any inquiries relating to, or the submission of, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, or in connection with any Acquisition Proposal, or furnish to any Person any information or data with respect to or provide access to the properties of the Company or any of its Subsidiaries, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal. Except as otherwise provided by Section 5.3(b) of the Merger Agreement, Shareholder shall, and shall direct or cause Shareholder’s Representatives to, immediately cease any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any of the foregoing actions described in (i), (ii) and (iii) of this Section 4.02.

SECTION 4.03  Cooperation.    Shareholder agrees to cooperate fully with Parent and Acquisition Sub and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent or Acquisition Sub to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement. Shareholder authorizes Parent to deliver a copy of this Agreement to the secretary or other officer of the Company authorized to tabulate votes.

SECTION 4.04  Information for Offer Documents and Proxy Statement; Disclosure.    Shareholder covenants and agrees that none of the information relating to Shareholder that has been or will be furnished to Parent by Shareholder for inclusion in the Schedule 14D-9, the Offer Documents or, if applicable, the Proxy Statement will, at (i) the time the Schedule 14D-9, the Offer Documents or the Proxy Statement (or any amendment or supplement thereto) is first filed with the SEC or mailed to shareholders of the Company or (ii) the time of the Company Shareholders’ Meeting (in the case of information included in the Proxy Statement), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Shareholder agrees to permit Parent, Acquisition Sub and the Company to publish and disclose in the Offer Documents and, if applicable, the Proxy Statement and any related filings under applicable securities Laws Shareholder’s identity and ownership of Shares and the nature of its commitments, arrangements and understandings under this Agreement and any other information regarding Shareholder as required by applicable Laws.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Parent and Acquisition Sub jointly and severally represent and warrant to Shareholder as follows:

SECTION 5.01  Organization and Authority of Parent and Acquisition Sub.    Each of Parent and Acquisition Sub is a corporation duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and Acquisition Sub and the respective performance of their obligations hereunder have been duly authorized by all requisite action on the part of each of Parent and Acquisition Sub. This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition Sub and (assuming due authorization, execution and delivery by Shareholder) this Agreement constitutes a legal, valid and binding obligation of Parent and Acquisition Sub enforceable against each in accordance with its terms, except as limited by bankruptcy, insolvency and other similar Laws or equitable principles (but not those concerning fraudulent conveyance) generally affecting creditors’ rights and remedies.

SECTION 5.02.  Funds.    Acquisition Sub has, or will have prior to the consummation of the Offer, sufficient liquid cash funds available to permit Acquisition Sub to satisfy the obligation to pay for the Shares tendered by Shareholder pursuant to this Agreement.

ARTICLE VI

MISCELLANEOUS

SECTION 6.01  Termination.    This Agreement shall automatically terminate on the earlier of (i) the acceptance of Shareholder’s Shares on the Offer Closing Date, (ii) the Effective Time or (iii) the termination of the Merger Agreement in accordance with its terms.

SECTION 6.02  No Voting Rights.    Nothing in this Agreement, or the fact that the transactions contemplated by this Agreement have been approved by the Board of Directors of the Company, shall be deemed to confer any voting rights upon the Shares held by Shareholder, whether before or after the termination of this Agreement.

SECTION 6.03  Legending of Certificates; Nominees Shares; Stop Transfer.    Upon request by Parent, Shareholder agrees to submit to Parent contemporaneously with or promptly following execution of this Agreement all certificates representing their Shares so that Parent may note thereon a legend referring to the rights granted to it under this Agreement. If any of the Shares beneficially owned by Shareholder are held of record by a brokerage firm in “street name” or in the name of any other nominee (a “Nominee,” and, as to such Shares, “Nominee Shares”), Shareholder agrees that, upon written request by Parent, Shareholder will within five (5) days of such request execute and deliver to Parent a limited power of attorney, in form and substance reasonably satisfactory to Parent, enabling Parent to require such Nominee to (i) enter into an agreement to the same effect as Article II hereof with respect to the Nominee Shares held by such Nominee, (ii) tender such Nominee Shares in the Offer pursuant to Section 1.01 hereof and (iii) submit to Parent the certificates representing such Nominee Shares for notation of the above-referenced legend thereon. If this Agreement is terminated under Section 6.01(iii), the Parent and/or Acquisition Sub shall return, or shall cause Paying Agent to return, all certificates representing Shareholder’s Shares directly to Shareholder within five (5) business days of such termination and any legend placed on the certificates in respect of this Agreement shall be deemed of no force and effect and may be removed by Shareholder upon request to the transfer agent.

SECTION 6.04  Disclosure.    Shareholder shall consult with Parent before issuing any press release or otherwise making any public statement with respect to this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby. Without limiting the generality of the foregoing, Shareholder shall not, and shall not permit any of its Representatives to, make any disclosure to employees of any of the Acquired Companies, to the public or otherwise regarding this Agreement or the Merger Agreement unless (a) Parent shall have been given the opportunity to review and comment upon such disclosure and shall have approved such disclosure or (b) Shareholder shall have been advised by its legal counsel that such disclosure is required by applicable law and notified Parent in advance of such disclosure. Parent shall provide Shareholder with an advanced copy of any press release regarding this Agreement that specifically names Shareholder.

SECTION 6.05  Adjustments.

(a)    In the event (i) of any increase or decrease or other change in the Shares by reason of stock dividend, stock split, reverse stock split, recapitalizations, combinations, exchanges of shares or the like or (ii) that Shareholder becomes the beneficial owner of any additional shares of Common Stock or other securities of the Company, then (x) the terms of this Agreement shall apply to the shares of capital stock and other securities of the Company held by the Shareholder immediately following the effectiveness of the events described in clause (i), or Shareholder becoming the beneficial owner thereof pursuant to clause (ii), and (y) the Offer Price shall be equitably adjusted to reflect the impact of any event described in clause (i).

(b)    Shareholder hereby agrees to promptly notify Parent and Acquisition Sub of the number of any new Shares or other securities acquired by Shareholder, if any, after the date hereof.

SECTION 6.06  Notices.    All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.06):

(a)    if to Shareholder:

Tyler Technologies, Inc.

5949 Sherry Lane, Suite 1400

Dallas, Texas 75225

Attention: H. Lynn Moore, Jr.

Fax #: (214) 547-4041

(b)    if to Parent or Acquisition Sub:

SunGard Data Systems Inc.

1285 Drummers Lane

Suite 300

Wayne, Pennsylvania 19087

Attention: General Counsel

Fax #: (610) 341-8115

with a copy to:

SunGard Data Systems Inc.

1285 Drummers Lane

Suite 300

Wayne, Pennsylvania 19087

Attention: Chief Financial Officer

Fax #: (610) 341-8851

SECTION 6.07  Amendment.    This Agreement may not be amended except by an instrument in writing signed by all the parties hereto.

SECTION 6.08  Waiver.    No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

SECTION 6.09  Entire Agreement.    This Agreement (together with the Schedules hereto) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, other than the Merger Agreement and the other agreements contemplated thereby.

SECTION 6.10  Applicable Law; Jurisdiction.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof or any other jurisdiction. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware (and agrees not to commence any such action except in such courts) and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action brought in such court has been brought in an inconvenient forum; (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the State of Delaware; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 6.06.

SECTION 6.11  Specific Performance.    The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity, without necessity of proof that there is no adequate remedy at law or requirement to post any security bond.

SECTION 6.12  Headings.    The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 6.13  Costs and Expenses.    All costs and expenses of the parties hereto, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred, except as otherwise provided in the Merger Agreement with respect to fees and costs payable by the Company to Parent.

SECTION 6.14  Parties in Interest; Assignability.    This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the Shareholder’s rights hereunder may be assigned by Shareholder without the prior written consent of Parent, and any attempted assignment of this Agreement or any of such rights by Shareholder without such consent shall be void and of no effect; provided, further, that Parent may assign this Agreement to any direct or indirect subsidiary of Parent, but any such assignment shall not relieve Parent of any of its obligations hereunder. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except that the Company shall be a third party beneficiary with respect to the last sentence of Section 4.04. Any assignment prohibited under this Section shall be null and void.

SECTION 6.15  Severability.    Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

SECTION 6.16  Counterparts.    This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 6.17  Interpretation of Representations.    Each representation and warranty made in this Agreement or pursuant hereto is independent of all other representations and warranties made by the same parties, whether or not covering related or similar matters, and must be independently and separately satisfied. Exceptions or qualifications to any such representation or warranty shall not be construed as exceptions or qualifications to any other representation or warranty.

SECTION 6.18  Motion to Dismiss.    Within five (5) business days after the earlier of the Offer Closing Date or the Effective Time, Shareholder shall file a motion to dismiss and take all other appropriate action to dismiss the appeal in the matter of H.T.E., Inc. v. Tyler Technologies, Inc., Case No. 03-10227-DD, pending in the United States Court of Appeals for the Eleventh Circuit, and dismiss with prejudice all other claims which may remain in H.T.E, Inc. v. Tyler Technologies, Inc., Case No. 6:01-cv-1366-Orl-31DAB. In the event that Shareholder fails to file such motion to dismiss, Shareholder hereby authorizes each of Parent and/or Acquisition Sub to file such motion to dismiss and to take all other appropriate action on its behalf to dismiss the appeal. This Section 6.18 shall survive the termination of this Agreement under Section 6.01 (i) or (ii).

SECTION 6.19  Construction.

(a)    For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)    The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)    For purposes of this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

-Signature Page Follows-

IN WITNESS WHEREOF, the parties have duly executed and delivered this Tender and Voting Agreement as of the day and year first above written.

SUNGARD DATA SYSTEMS INC.

By:	/s/ Richard C. Tarbox

Name: Richard C. Tarbox Title: Senior Vice President—Corporate Development

LAKE ACQUISITION CORP. INC.

By:	/s/ Richard C. Tarbox

Name: Richard C. Tarbox Title: Vice President

TYLER TECHNOLOGIES, INC.

By:	/s/ H. Lynn Moore, Jr.

Name: H. Lynn Moore, Jr. Title: Vice President and General Counsel